                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. -0-)

                             Scriptel Holding, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  811075 10 0
                   -----------------------------------------
                                 (CUSIP Number)


          Julie E. Jacobs, President, Sonata Investment Company, Ltd.
               Suite 321, Columbus, Ohio  43229  (614) 885-1901
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 13, 1996
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No.:  811075 10 0

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sonata Investment Company, Ltd., an Ohio limited liability company

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a)[ ]

   The reporting person disclaims membership in any group.                                             (b)[X]


3  SEC USE ONLY

4  SOURCE OF FUNDS

   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                                                  [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio

7  SOLE VOTING POWER

   2,900,000

8  SHARED VOTING POWER

   -0-

9  SOLE DISPOSITIVE POWER

   2,900,000

10 SHARED DISPOSITIVE POWER

   -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,900,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.9%

14 TYPE OF REPORTING PERSON

   00 (limited liability company)

                       ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                      FOR
                        SONATA INVESTMENT COMPANY, LTD.

Item 1.  Security and Issuer

  This Schedule 13D relates to shares of Common Stock, $.10 par value (the "Shares"), of Scriptel Holding, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4145 Arlington Plaza, Columbus, Ohio 43228-4115.

Item 2. Identity and Background

  The entity filing this Schedule 13D is Sonata Investment Company, Ltd., an Ohio limited liability company ("Sonata"). Sonata's business is to invest in or loan funds to businesses as may be selected by the members of Sonata. Sonata's principal business and principal offices are located at 6480 Busch Boulevard, Suite 321, Columbus, Ohio 43229. During the past five years, Sonata has not been convicted in any criminal proceedings. During the past five years, Sonata has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction regarding any alleged violations of any federal or state securities laws.

  The owners, or members, of Sonata, are Julie E. Jacobs, Ian B. Jacobs, and Gregory S. Jacobs (collectively, the "Members"). The following sets forth certain information regarding the Members:

(a)  Names and residence addresses:

     Julie E. Jacobs
     681 Williamsport Court
     Nashville, TN  37221

     Ian B. Jacobs
     401 2nd Avenue
     Apartment 19G
     New York, NY  10010

     Gregory S. Jacobs
     5308 S. Blackston Street, #3
     Chicago, IL  60615

(b) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

     Julie E. Jacobs is a graduate student at Vanderbilt University in Nashville, Tennessee, studying for her doctorate degree in clinical psychology.

     Ian B. Jacobs is a sole proprietor in the computer consulting business in New York City. He is also an author and translator. Mr. Jacobs' business address is 401 2nd Avenue, Apartment 19G, New York, New York 10010.

     Gregory S. Jacobs is employed by WGN Radio in Chicago, Illinois, as a radio talk show producer. WGN Radio is located at 435 N. Michigan Avenue, Chicago, Illinois 60611.

(c) Criminal Convictions: During the past five years, none of the Members has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

  (d) Securities Laws Civil Proceedings: During the past five years, none of the Members has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction regarding any alleged violations of any federal or state securities laws.

  (e) Citizenship: Each of the Members is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

  This Schedule 13D relates to 2,900,000 Shares which may be acquired by Sonata upon the exercise of Common Stock Purchase Warrants (the "Warrants"). All of the Warrants are exercisable at an exercise price of $0.50 per Share, and are exercisable immediately and until their expiration on December 13, 2002. The Warrants were acquired by Sonata in consideration of prior loans made by Sonata to the Issuer and Sonata's forbearance of demanding repayment of such loans. The source of funds to be used in exercising the Warrants and acquiring the Shares subject to the Warrants will come from capital contributions made to Sonata by the Members. The source of funds to be used to provide such capital contributions will be the personal funds of the Members. It is not anticipated that any funds will be borrowed by either the Members (to make their respective capital contributions to Sonata) or Sonata (to exercise the Warrants and acquire the Shares subject to the Warrants).

Item 4.   Purpose of Transaction

  The Warrants were acquired by Sonata in consideration of prior loans made by Sonata to the Issuer and Sonata's forbearance of demanding repayment of such loans. If Sonata exercises the Warrants and acquires the Shares subject thereto, the acquisition of such Shares will be for investment purposes. Neither Sonata nor any of the Members have any present plan, proposal, or intention to make any material change in the Issuer's business or corporate structure, including any action enumerated in Item 4 of the General Instructions to Schedule 13D or any action similar to any of such enumerated actions.

Item 5.   Interest in Securities of the Issuer.

          (a) This Schedule 13D relates to 2,900,000 Shares which may be acquired by Sonata upon the exercise of the Warrants. If all of the Warrants are exercised, Sonata will beneficially own 8.9% of the outstanding Shares. None of the Members own, or has the right to acquire, any other Shares.

          (b) Sonata will have the sole voting power with respect to all of the foregoing Shares, which voting power will be based upon the decision of the Members then owning a majority interest in Sonata's net income.

          (c) On December 13, 1996, Sonata was issued the Warrants to purchase up to 2,900,000 Shares at an exercise price of $0.50 per Share.

          (d) Sonata will have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the foregoing Shares, which right will be exercised in accordance with the decision of the Members then owning a majority interest in Sonata's net income.

          (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Sonata or the Members and Sonata or the Members and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

  Not Applicable.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


December 20, 1996                              SONATA INVESTMENT COMPANY, LTD.


                                               By /s/ Julie E. Jacobs
                                                 -------------------------------
                                                      Julie E. Jacobs, President